UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 19, 2014
Commission File Number: 000-26424
SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

#800 - 1055 Dunsmuir Street
PO Box 49088, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1G4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F   [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [      ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: June 19, 2014	By:	Signed: “Gregory Martin”
Gregory Martin
	Title:	Chief Financial Officer

SUBMITTED HEREWITH

Exhibits

99.1	Form 51-102F4 - Business Acquisition Report

99.2	Schedule A - Marigold Mine Annual Financial Statements for the Year Ended December 31, 2013

99.3	Schedule B - Marigold Mine Condensed Interim Financial Statements for the Three Months Ended March 31, 2014

99.4	Schedule C - Pro Forma Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2014 and the Year Ended December 31, 2013